**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 25, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**American Shared Hospital Services**

**File No. 001-08789 - CF#28208**

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American Shared Hospital Services submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 30, 2012.

Based on representations by American Shared Hospital Services that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

| | |
|---|---|
| Exhibit 10.63 | through November 7, 2021 |
| Exhibit 10.63(a) | through November 7, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel